Filed Pursuant to Rule 433

Registration No. 333-144830

Term Sheet dated February 23, 2010 supplementing

Preliminary Prospectus Supplement dated February 23, 2010

and Prospectus dated July 24, 2007

Term Sheet

United Technologies Corporation

$1,250,000,000 4.500% Notes due 2020

$1,000,000,000 5.700% Notes due 2040

Issuer:	United Technologies Corporation

Title:	4.500% Notes due 2020 and 5.700% Notes due 2040 (together, the “Notes”)

Size:	Notes due 2020: $1,250,000,000 Notes due 2040: $1,000,000,000

Maturity:	Notes due 2020: April 15, 2020 Notes due 2040: April 15, 2040

Coupon:	Notes due 2020: 4.500% Notes due 2040: 5.700%

Price to Public:	Notes due 2020: 99.501% Notes due 2040: 99.772%

Yield to Maturity:	Notes due 2020: 4.561% Notes due 2040: 5.715%

Spread to Benchmark Treasury:	Notes due 2020: + 87 basis points Notes due 2040: + 109 basis points

Benchmark Treasury:	Notes due 2020: 3.625% UST due 2/15/2020 Notes due 2040: 4.375% UST due 11/15/2039

Benchmark Treasury Spot and Yield:	Notes due 2020: 99-14+, 3.691% Notes due 2040: 95-31+, 4.625%

Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2010

Make-Whole Call:	Notes due 2020: UST + 15 basis points Notes due 2040: UST + 20 basis points

Trade Date:	February 23, 2010

Settlement Date:	February 26, 2010

CUSIP:	Notes due 2020: 913017 BR9 Notes due 2040: 913017 BS7

ISIN:	Notes due 2020: US913017BR94 Notes due 2040: US913017BS77

Denominations	$2,000 x $1,000

Use of Proceeds:	We anticipate that we will receive approximately $ 2,227,107,500 in net proceeds from the offering of the notes, after deducting underwriting discounts and commissions but before deducting other offering expenses. These net proceeds will be used primarily to partially fund the acquisition from General Electric Company (“GE”) of the GE Security business for a purchase price of approximately $1.8 billion pursuant to an agreement we entered into in November 2009 with GE. The balance of the purchase price will be paid with cash on hand or commercial paper borrowings. Subject to the satisfaction of customary closing conditions, the closing is anticipated to take place late in the first quarter or early in the second quarter of 2010. GE Security, part of GE Technology Infrastructure, supplies security and fire safety technologies for commercial and residential applications through a broad product portfolio that includes fire detection and life safety systems, intrusion alarms, video surveillance and access control systems. These net proceeds will also be used to repay approximately $600 million of commercial paper borrowings with an expected average annualized interest rate of 0.15% and expected to mature on February 26, 2010. We generally use commercial paper borrowings, and used the proceeds from these borrowings, primarily for general corporate purposes, including financing acquisitions and repurchases of our stock. The remainder of the net proceeds from the offering of the notes, if any, will be used for general corporate purposes. Pending use, we may invest the net proceeds in short-term interest-bearing obligations.

Ratings:

A2/A/A+ (stable/stable/stable)

A security rating is not a recommendation to buy, sell or hold securities. Additionally, the security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Joint Book-Running Managers on Notes due 2020:	Banc of America Securities LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc.

Joint Book-Running Managers on Notes due 2040:	Banc of America Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co.

HSBC Securities (USA) Inc. J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC’s toll-free number 1-800-294-1322 or Citigroup Global Markets Inc.’s toll-free number 1-877-858-5407.